Exhibit 99.2

INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS REGARDING THE ANNUAL GENERAL MEETING

ISIN: US3580291066 // CUSIP: 358029106

Holders of ADRs will generally submit their voting instructions to The Bank of New York Mellon Corporation, who, in its capacity as Depositary Bank, will try, as far as practically possible, to exercise the voting rights subject to German law and the provisions of the Articles of Association and according to the Instructions provided by the holders of ADRs. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the Annual General Meeting, which will be sent to the holders of ADRs. Voting instructions must be received by The Bank of New York Mellon Corporation by 29 April 2016 (prior to 5 p.m. New York Time) at the latest.

Should, on an exceptional basis, a holder of ADRs wish to exercise voting rights in person at the Annual General Meeting, The Bank of New York Mellon Corporation will try on a best efforts basis to provide holders of ADRs with this possibility. However, due to the considerable amount of time required, an exercise of voting rights in person may not be guaranteed in all instances.

The custodian banks are advised of the separate publications in the German Wertpapier-Mittellungen.

Hof, April 2016

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board